Volaris Reports October 2021 Traffic Results:

26% demand growth versus 2019 with an 86% Load Factor

Mexico City, Mexico, November 3rd, 2021 – Volaris (the “Company”) (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States, Central and South America reports its October 2021 preliminary traffic results.

In October 2021, passenger demand (RPMs) in the domestic Mexican and international markets for Volaris increased 26.2% and 23.9%, respectively, as compared to October 2019. The Company capitalized on the strong market demand to add capacity (ASMs), both domestically (+24.9%) and internationally (+24.7%), while maintaining a high load factor (86.3%). In October 2021, Volaris transported 2.3 million passengers, 22% higher than the pre-pandemic levels.

Last month we inaugurated routes in Volaris El Salvador to Mexico City, Cancun, and San Pedro Sula (Honduras). Additionally, we announced the incorporation of two new routes from Felipe Angeles - Santa Lucía Airport to Cancun and Tijuana, that are scheduled to start operations in March 2022. Felipe Angeles - Santa Lucía Airport will be Volaris’ 44th station in Mexico and will not affect the Company’s operations and growth strategy at Mexico City International Airport.

Commenting on October traffic figures, Volaris’ President and CEO Enrique Beltranena said: “We are encouraged by the demand growth in core leisure and VFR markets and are responding with the appropriate levels of capacity to match such demand.”

	Oct 2021	Oct 2020 Variation	Oct 2019 Variation	YTD Oct 2021	YTD Oct 2020 Var.	YTD Oct 2019 Var.
RPMs (million, scheduled & charter)
Domestic	1,599	45.5%	26.2%	13,994	66.5%	14.2%
International	611	89.2%	23.9%	5,052	79.4%	0.6%
Total	2,211	55.4%	25.5%	19,045	69.7%	10.3%
ASMs (million, scheduled & charter)
Domestic	1,798	37.8%	24.9%	16,246	55.5%	16.1%
International	765	79.5%	24.7%	6,391	78.5%	2.0%
Total	2,563	48.0%	24.8%	22,637	61.4%	11.8%
Load Factor (%, scheduled, RPMs/ASMs)
Domestic	88.9%	4.7 pp	0.9 pp	86.1%	5.7 pp	(1.4) pp
International	79.9%	4.1 pp	(0.5) pp	79.0%	0.4 pp	(1.2) pp
Total	86.3%	4.1 pp	0.5 pp	84.1%	4.1 pp	(1.2) pp
Passengers (thousand, scheduled & charter)
Domestic	1,842	50.8%	20.9%	15,767	68.1%	8.1%
International	441	103.7%	26.6%	3,640	90.7%	3.5%
Total	2,283	58.7%	22.0%	19,407	71.9%	7.2%

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors, and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States, Central and South America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from 5 to more than 183 and its fleet from 4 to 97 aircraft. Volaris offers more than 450 daily flight segments on routes that connect 43 cities in Mexico and 27 cities in the United States, Central and South America with one of the youngest fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States, Central and South America. Volaris has received the ESR Award for Social Corporate Responsibility for eleven consecutive years. For more information, please visit: www.volaris.com.

Investor Relations Contact

María Elena Rodríguez / Félix Martínez / ir@volaris.com

Media Contact

Gabriela Fernández / gabriela.fernandez@volaris.com